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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No.   )*


                                Benz Energy Inc.
-----------------------------------------------------------------------------
                                (Name of Issuer)

  Class A, Series II Convertible Preferred Stock, par value $1.00 per share
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   083453209
-----------------------------------------------------------------------------
                                 (CUSIP Number)

                                 July 20, 2000
-----------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

   Check the appropriate box to designate the rule pursuant to which this
   Schedule is Filed:

   [ ] Rule 13d-1(b)

   [X] Rule 13d-1(c)

   [ ] Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP No.  083453209
           ---------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Harken Energy Corporation
     95-2841597
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
            NUMBER OF                 5      SOLE VOTING POWER
             SHARES                            0
          BENEFICIALLY                ------------------------------------------
            OWNED BY                  6      SHARED VOTING POWER
              EACH                             14,000(1)
           REPORTING                  ------------------------------------------
             PERSON                   7      SOLE DISPOSITIVE POWER
              WITH                             14,000
                                      ------------------------------------------
                                      8      SHARED DISPOSITIVE POWER
                                               0
                                      ------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       14,000
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       5.8%(2)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------






-----------------

         (1) Harken and Benz have entered into a Proxy Agreement pursuant to which Harken has granted Benz, as holder of the Proxy, the right to vote all the shares Harken owns of any Benz voting securities that would be entitled to vote at any meeting of, or action taken by, the stockholders of Benz, if (a) such vote treats Harken the same as all other securities in that class subject to the vote, (b) such vote is on a resolution or matter that either directly or indirectly relates to a strategic transaction, including, but not limited to, a merger or sale of Benz, a purchase by Benz of another company or substantial amount of assets, re-capitalization or exchange offer to holders of Benz securities, and (c) the vote does not create a new class of Benz securities. If the Proxy may be voted by Benz as specified above, it will be voted in accordance with the direction of the majority of the members of Benz's Board of Directors. The right of Benz to vote particular Benz securities acquired by Harken expires two years after the date of such securities' acquisition.

         (2) Based upon 239,701 shares outstanding as of March 31, 2000, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000.



                                Page 2 of 5 Pages

Item 1(a)     Name of Issuer:

              Benz Energy Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:

              1000 Louisiana Street, 15th Floor
              Houston, Texas 77002

Item 2(a)     Name of Person Filing:

              Harken Energy Corporation

Item 2(b)     Address of Principal Business Office:

              16285 Park Ten Place, Suite 600
              Houston, Texas 77084

Item 2(c)     Citizenship:

              Delaware

Item 2(d)     Title of Class of Securities:

              Class A, Series II Convertible Preferred Stock, $1.00 par value.

Item 2(e)     CUSIP Number:

              083453209

Item 3        Status of Person Filing:

              Not applicable.

Item 4        Ownership:

              (a) Amount Beneficially Owned: 14,000 shares of Class A, Series II Convertible Preferred Stock, par value $1.00.

              (b) Percent of Class: 5.8%(3)

              (c) Number of shares as to which each person has:

                  (i) sole power to vote or to direct the vote: 0 shares.

-----------------

         (3) Based upon 239,701 shares outstanding as of March 31, 2000, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000.



                                Page 3 of 5 Pages

                  (ii) shared power to vote or to direct the vote: 14,000 shares.

                        See footnote (1) in Item 6 of the Cover Page.

                  (iii) sole power to dispose or to direct the disposition of
                        14,000 shares.

                  (iv)  shared power to dispose or to direct the disposition of:
                        0 shares.

Item 5        Ownership of 5% or Less of a Class:

              Not applicable.

Item 6        Ownership of More than 5% on Behalf of Another Person:

              Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By The Parent Holding Company:

              Not applicable.

Item 8        Identification and Classification of Members of the Group:

              Not applicable.

Item 9        Notice of Dissolution of Group:

              Not applicable.

Item 10       Certification:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                Page 4 of 5 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2000
                                     HARKEN ENERGY CORPORATION



                                     By: /s/ KAREN KERR-JOHNSON
                                        -----------------------------
                                     Name: Karen Kerr-Johnson
                                     Title: Assistant General Counsel



                               Page 5 of 5 Pages